NEWS RELEASE 05-20	August 2, 2005

FRONTEER EXPANDS DELI GOLD ZONE BY 250 METRES AND DISCOVERS THIRD
POTENTIAL RESOURCE AREA AT AGI DAGI PROJECT

Fronteer (FRG–TSX / AMEX) has expanded the Deli Gold Zone by 250 metres to the southwest, 200 metres to the northeast and 125 metres to the southeast with results from three new drill holes. These results have significantly increased the volume of the Deli Zone, the footprint of which now measures approximately 600 metres by 500 metres. The Deli Zone is still open in all directions.

For a map of the Deli gold zone please use this link: http://www.fronteergroup.com/i/IR/Deli05-20.jpg

Drill Hole AD-134 intersected 1.00 g/t gold over 33.8 metres including 1.31 g/t gold over 16.55 metres. This hole is 250 metres to the southwest of Hole AD-126, (which intersected 3.75 g/t over 57.3 metres). Hole AD-134 is an important intersection in that it clearly demonstrates that gold mineralization is open to the southwest.

Drill Hole AD-137 intersected 0.83 g/t gold over 23.4 metres including 1.6 g/t gold over 7.75 metres. This hole is 200 metres to the northeast of Hole AD-134. It is the westernmost hole in the Deli Gold Zone and demonstrates that mineralization is open to the west and northwest.

Drill Hole AD-132A intersected 1.41 g/t gold over 34.5 metres including 2.43 g/t gold over 7.5 metres. This hole is 125 metres northeast of Hole AD-124 (which intersected 0.81 g/t gold over 80 metres). It is the easternmost hole drilled on the property and indicates that mineralization remains open to both the south and east.

Based on our interpretation, the orientation of mineralization is sub-horizontal with true widths estimated at approximately 90% of reported intervals.

FRONTEER DISCOVERS THIRD POTENTIAL RESOURCE AREA

Also on the Agi Dagi Project, Fronteer has intersected encouraging gold mineralization in a distinctive new area called Ayitepe. With further drilling, Ayitepe has the potential to become a third resource area on the property. It is located at the southeastern end of the property, approximately 500 metres northwest of the Baba Gold Zone, and is open in all directions.

Early drill results reveal that Ayitepe has the widest continuous interval of gold mineralization encountered to date on the entire Agi Dagi Project. Drill hole AD-133, returned 0.33 g/t gold over 351.6 metres including 0.72 g/t gold over 25.6 metres. Gold mineralization in this hole started at a down-hole depth of 54 metres and continued, uninterrupted (using a cut-off of 0.2 g/t gold) to 406.4 metres down hole.

Drilling at Ayitepe has also yielded higher grade oxide gold mineralization. Drill Hole AD-117 returned 1.37 g/t gold over 32.9 metres including 2.64 g/t over 12.5 metres.

In a comment by Fronteer President and CEO Dr Mark O’Dea, “We have clearly intersected an extraordinarily large mineralized system at Ayitepe. In terms of tonnage potential this is an exciting new discovery. Considering the higher grade component to the system as well, Ayitepe may prove to be an important complement to our ongoing exploration success at the Deli Gold Zone and the Baba Gold Zone” Other meaningful gold intersections from Ayitepe include:

•	Hole AD-107 returned 0.52 g/t gold over 41.1 metres

•	Hole AD-113 returned 1.16 g/t gold over 3.6 metres

•	Hole AD-119 returned 0.44 g/t gold over 16.7 metres

Insufficient drilling has been completed on Ayitepe to constrain the orientation of mineralization.

For a map of the Ayitepe gold zone please use this link: http://www.fronteergroup.com/i/IR/Ayitepe05-20.jpg The Agi Dagi Property is one of two large gold properties in western Turkey that are under option to Fronteer from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.. The other property is Kirazli, which is currently being advanced through a 6,000 metre drilling program.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

In addition, Fronteer has a controlling 52% interest in an outstanding uranium district in Labrador. A $5.0 million exploration program in Labrador is currently underway with 13,000 metres of drilling scheduled to commence on August 15th.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.